UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

Financial Statements and Report of

Independent Registered Public Accounting Firm

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

December 31, 2017 and 2016

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes and supplemental schedule of assets as of December 31, 2017 (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Morris Davis Chan & Tan LLP

We have served as the Plan’s auditor since 2009.

Charlotte, North Carolina

June 21, 2018

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	2017	2016
Assets
Investments, at fair value (Notes 2 and 5)	$10,219,257,095	$8,430,161,871
Plan interest in the Stable Value Master Trust, at contract value (Note 4)	1,381,503,792	1,359,017,388

Total investments	11,600,760,887	9,789,179,259

Accrued interest and dividends receivable	234,083	198,914
Employer contribution receivable	119,533,837	120,684,851
Participant contribution receivable	3,281,089	3,348,153
Participant notes receivable (Notes 1 and 2)	113,026,022	114,524,271
Other receivable	1,422,328	1,468,219

Total assets	11,838,258,246	10,029,403,667

Liabilities
Other payable	6,940	120,000

Total liabilities	6,940	120,000

Net assets available for benefits	$11,838,251,306	$10,029,283,667

The accompanying notes are an integral part of these financial statements.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017

Additions to net assets available for benefits attributed to:
Investment income
Net appreciation in fair value of investments	$1,587,700,503
Investment income from mutual funds	247,764,943
Interest and dividends	27,295,764

Total non-Master Trust investment income	1,862,761,210
Plan interest in the Stable Value Master Trust investment income	28,114,877

Total investment income	1,890,876,087

Contributions (Note 1)
Participant	286,582,939
Employer	254,370,288
Rollover	12,309,512

Total contributions	553,262,739

Interest income on participant notes receivable	4,881,974

Other income	4,773,488

Total additions	2,453,794,288

Deductions from net assets available for benefits attributed to:
Benefits paid to plan participants	643,327,615
Trustee and administrative fees (Note 2)	1,499,034

Total deductions	644,826,649

Net increase	1,808,967,639
Net assets available for benefits
Beginning of year	10,029,283,667

End of year	$11,838,251,306

The accompanying notes are an integral part of these financial statements.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

1.	Description of the Plan

The following description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and any supplements thereto for a more complete description of applicable Plan provisions.

Plan Sponsor

Bank of America Corporation (the Corporation) is the Plan Sponsor.

Plan Administrator

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Compensation and Benefits Committee of the Corporation delegated to the Global Human Resources Executive of the Corporation the authority to select members of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder and to delegate responsibilities.

Plan Trustee

Bank of America, N.A. (BANA) is the Plan Trustee.

General

The Plan is a defined contribution plan for employees of the Corporation and participating subsidiaries. The portion of the Plan invested in Bank of America Corporation common stock (BAC common stock) is designated an Employee Stock Ownership Plan (ESOP). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2010, the Plan was closed to new participants, with certain exceptions. Eligible Corporation employees hired on or after January 1, 2010 participate in The Bank of America 401(k) Plan with certain exceptions.

Effective January 1, 2016, the Plan added an automatic enrollment feature for eligible employees hired or rehired on or after January 1, 2016 with default elective deferral equal to 1% of covered compensation beginning after the expiration of the 45-day opt-out election after hire or rehire date, subject to certain exceptions.

Participant Contributions

Each participant may elect to make pre-tax and Roth (after-tax) contributions to the Plan through payroll deductions from 1% to 75% of such participant’s eligible compensation (as defined in the Plan document) for each pay period. In accordance with federal law, 2017 annual pre-tax and/or Roth (after tax) contributions were limited to $18,000 for participants.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

1. Description of the Plan (Continued)

Participant Contributions (Continued)

Additional 2017 contributions of $6,000 were permitted for participants over age 50.    Effective January 1, 2016, participants were permitted to contribute whole or fractional percentages of their eligible compensation at any time during the year.

Employer Contributions

All employees covered by the Plan are eligible to receive company matching contributions and an annual company contribution after completing 12 months of service. Any pre-tax and/or Roth (after-tax) contributions made prior to completing 12 months of service are not eligible for the company matching contribution. The company matching contribution is calculated and allocated to the participant’s account on a pay period basis beginning the first of the month after the participant earns 12 months of vesting service and is equal to the first 5% of plan-eligible compensation contributed by the participant for the pay period. The company matching contribution is made in cash and directed to the same investment choices as the pre-tax and/or Roth (after-tax) contributions. An end of year “true-up” matching contribution is also provided.

The Corporation also provides an annual company contribution equal to 2% (3% if participant has at least 10 years of vesting service) of the participant’s eligible compensation, subject to the Plan’s applicable compensation limit, beginning the first of the month after the participant earns 12 months of vesting service.

Effective January 1, 2016, the Plan added an employee welcome contribution equal to $50 per eligible participant.

Employer contributions are made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $254,370,288 for 2017.

Withdrawals

Withdrawals during employment are permitted under certain circumstances. There are two types of withdrawals: hardship and non-hardship. A hardship withdrawal is available under limited circumstances, which the participant must document, and is paid in cash. Participants who take a financial hardship distribution are not permitted to make contributions during the 6 month period beginning on the date of such distribution.

A non-hardship withdrawal is available under certain circumstances, depending on the participant’s age, length of Plan participation, and/or type of account or sub-account involved. A non-hardship withdrawal is paid in cash or in-kind, except that active participants who are at least age 59  1⁄2 may elect to withdraw all, but not less than all, of their vested account balances held in BAC common stock. The payment options for non-hardship withdrawals, to the extent permitted by Plan provisions, are generally as follows: lump-sum distributions of cash and/or securities and transfer to an individual retirement account or other brokerage account.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

1.	Description of the Plan (Continued)

Payment of Benefits

Distributions of account balances may occur upon a participant’s death, disability, retirement or other separation from service. A participant or a beneficiary may receive distributions in a lump-sum distribution of cash and/or securities or transfer to an individual retirement account or other brokerage account. In the event of a disability or for a participant who meets the Rule of 60, a participant may also opt to receive a withdrawal in the form of a single lump sum or in quarterly or annual installments for up to 15 years.

Vesting of Benefits

Each participant is 100% vested in the participant’s pre-tax, Roth (after-tax) and rollover contributions to the Plan and company matching and welcome contributions as well as earnings thereon.

Effective July 1, 2012, inactive participants became vested in company matching contributions and earnings thereon based on completed Years of Service: 1 Year of Service—20% vested; 2 Years of Service—40% vested; 3 Years of Service—60% vested; 4 Years of Service—80% vested; and 5 Years of Service—100% vested. In the event of re-employment of a participant with unvested company matching contributions within 7 years of termination of employment, the participant shall become 100% vested in their company matching contributions. Participants are 100% vested in the dividends paid on BAC common stock held in their account regardless of their years of service.

The annual company contribution, including earnings thereon, is fully vested after completion of 36 months of vesting service (with accelerated vesting upon the attainment of normal retirement age or in the event of retirement, severance, divestiture or death) and is forfeited if a participant terminates employment prior to completing such vesting service requirement.

Participant Accounts

Each participant’s account is credited with the allocation of the participant’s pre-tax, Roth (after-tax), rollover, company matching, annual company and welcome contributions. Earnings for all funds are allocated to a participant’s account on a daily basis based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts paid directly to them in cash or reinvested in the Plan. Interest on participant notes receivable is credited to the accounts of the participant making the payment.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

1.	Description of the Plan (Continued)

Participant Notes Receivable

Generally, active participants in the Plan are eligible for loans from the Plan. A maximum of two outstanding loans is permitted at any time. Interest rates on loans are generally calculated based on the prime rate as published by Reuters on the last business day of the month prior to the month the loan was obtained. Interest rates on the loans are fixed. General purpose loans have a term of 1 to 5 years and principal residence loans have a term of 1 to 15 years. The maximum loan amount that may be obtained is the lesser of (a) 50% of the participant’s vested account balance reduced by any outstanding loan balance or (b) $50,000 reduced by the highest outstanding balance of loans under the Plan and under any tax-qualified plans maintained by affiliates during the 12 month period ending on the day before the loan was made.

Each loan bears an interest rate equal to the prime rate plus 1% and is fixed for the life of the loan. Interest rates ranged from 3.25% to 9.50% for loans held by the Plan as of December 31, 2017 and 2016.

Investment Alternatives

The Plan provides participants with a total of 30 investment alternatives as of December 31, 2017. Investment alternatives include 7 mutual funds, 21 collective investment funds (including 10 LifePath Index funds), a Stable Value Fund and the Bank of America Corporation Common Stock Fund (invests primarily in the Corporation’s common stock).

Participants may elect to modify existing investment allocations on a periodic basis subject to the provisions of the Plan.

2.	Summary of Significant Accounting Policies

Accounting Pronouncement Adopted

In February 2017, Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2017-06, Plan Accounting—Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (A Consensus of the Emerging Issues Task Force). ASU 2017-06 amended the presentation and disclosure requirements relating to master trusts in accordance with the U.S. generally accepted accounting principles. The amendments are effective for all plan years beginning after December 15, 2018 and are to be applied retrospectively. Earlier adoption is permitted.

The Corporation has early adopted ASU 2017-06. The Plan’s financial statements are presented to conform to the requirements of ASU 2017-06.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

2.	Summary of Significant Accounting Policies (Continued)

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 5: Fair Value Measurements).

Benefit responsive investment contracts held in the Stable Value Master Trust (Master Trust) are stated at contract value (which represents contributions made under the contract, plus interest less withdrawals and administration expenses) on the Statements of Net Assets Available for Benefits (see Note 4: Interest in the Stable Value Master Trust). Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Realized gains (losses) on investment transactions are recorded as the difference between proceeds received and cost. Cost is determined on the average cost basis. Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period. Investment securities purchased and sold are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the Plan document.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

2.	Summary of Significant Accounting Policies (Continued)

Plan Expenses

Plan expenses, to the extent not paid by the Plan, are paid by the Corporation. Certain expenses are borne by participants based on their investment selections.

3.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

4.	Interest in the Stable Value Master Trust

A portion of the Plan’s investments is in the Master Trust. The Master Trust provides a single collective investment vehicle for the Stable Value Fund investment option of the Plan, The Bank of America 401(k) Plan and The Bank of America Transferred Savings Account Plan (collectively known as Participating Plans).

The assets of the Master Trust are held by BANA, as Trustee, and the portfolio is managed by an unaffiliated investment advisor, Standish Mellon Asset Management Company LLC (Standish), a wholly-owned subsidiary of The Bank of New York Mellon Corporation. Each Participating Plan owns an undivided interest in the Master Trust.

The terms of the underlying investment contracts in the Stable Value Fund are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment.

The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

4.	Interest in the Stable Value Master Trust (Continued)

The following tables present the Master Trust net assets and the Plan interest in the Master Trust net assets at contract value as of December 31, 2017 and 2016:

	Net Assets as of December 31, 2017
	Master Trust	Plan Interest in Master Trust
Money market funds	$21,623,888	$6,282,578
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	504,400,275	146,547,831
Constant duration synthetic guaranteed investment contracts	3,557,796,841	1,033,677,885
Insurance company separate account guaranteed investment contracts	515,628,562	149,810,083
Collective investment fund	155,840,364	45,277,666

	4,755,289,930	1,381,596,043
Accrued expenses	(317,516)	(92,251)

Net assets	$4,754,972,414	$1,381,503,792

	Net Assets as of December 31, 2016
	Master Trust	Plan Interest in Master Trust
Money market funds	$281,674,535	$81,192,807
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	449,736,915	129,636,859
Constant duration synthetic guaranteed investment contracts	3,479,102,038	1,002,852,666
Insurance company separate account guaranteed investment contracts	504,511,408	145,425,631

	4,715,024,896	1,359,107,963
Accrued expenses	(314,225)	(90,575)

Net assets	$4,714,710,671	$1,359,017,388

The following table presents net investment income for the Master Trust for the year ended December 31, 2017:

Interest	$99,151,186
Other income	2,969

Net investment income	99,154,155
Net transfers	(57,640,455)
Investment management and other expenses	(1,251,957)

Increase in net assets	40,261,743
Net assets:
Beginning of year	4,714,710,671

End of year	$4,754,972,414

Plan interest in the Stable Value Master Trust investment income	$28,114,877

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

4.	Interest in the Stable Value Master Trust (Continued)

The Stable Value Fund generally consists of the following types of guaranteed investment contracts (GICs) and corresponding valuation methodologies:

Fixed Maturity Synthetic Guaranteed Investment Contracts

Fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the Participating Plans and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the assets and assures that benefit responsive payments will be made at book value for participant directed withdrawals. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the Participating Plans and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that benefit responsive payments will be made at book value for participant directed withdrawals. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is funded.

Insurance Company Separate Account Guaranteed Investment Contracts

Insurance company separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

•	Employer-initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the fund;

•	Employer communications designed to induce participants to transfer from the fund;

•	Competing fund transfer or violation of equity wash or equivalent rules in place;

•	Changes of qualification status of the plan.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

4.	Interest in the Stable Value Master Trust (Continued)

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, if there is a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. Issuers may also make payment at a value other than book when withdrawals are caused by certain employer-initiated events.

All contracts are benefit responsive unless otherwise noted.

5.	Fair Value Measurements

Accounting Standards Codification (ASC) 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
• Quoted prices for similar assets or liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted prices that are observable for the asset or liability; and
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

5.	Fair Value Measurements (Continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

•	Money market funds are valued at cost, which approximates fair value.

•	Mutual funds are valued at the net asset value of shares held by the Plan at year-end.

•	Collective investment funds are stated at fair value as determined by the issuers based on the unit values of the funds. Unit values are determined by dividing the funds’ net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date.

•	Common stocks are valued at the closing price reported on the active market on which the securities are traded.

There have been no changes in the methodologies used as of December 31, 2017 and 2016.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s non-Master Trust investments at fair value as of December 31, 2017 and 2016:

	Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Money market funds	$48,024,579	$—	$—	$48,024,579
Mutual funds	3,873,375,727	—	—	3,873,375,727
Collective investment funds	—	4,304,540,014	—	4,304,540,014
Common stock	1,993,316,775	—	—	1,993,316,775

Total non-Master Trust investments	$5,914,717,081	$4,304,540,014	$—	$10,219,257,095

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

5.	Fair Value Measurements (Continued)

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Money market funds	$43,439,164	$—	$—	$43,439,164
Mutual funds	5,355,276,091	—	—	5,355,276,091
Collective investment funds	—	1,519,274,315	—	1,519,274,315
Common stock	1,512,172,301	—	—	1,512,172,301

Total non-Master Trust investments	$6,910,887,556	$1,519,274,315	$—	$8,430,161,871

Transfers Between Levels

The Plan recognizes any transfers between levels in the fair value hierarchy as of the end of the reporting period. There were no transfers between levels for the year ended December 31, 2017.

6.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and no further allocations shall be made.

7.	Related Party Transactions

Prior to April 15, 2016, the Plan’s cash funds were managed by BofA Global Capital Management, advised by BofA Advisors, LLC, distributed by BofA Distributors, Inc. and were collectively referred to as the “BofA Funds”. BofA Global Capital Management, BofA Advisors, LLC and BofA Distributors, Inc. are all affiliates of BANA and the Corporation. On April 15, 2016, the Corporation transferred BofA Global Capital Management’s investment management responsibilities, including the management of certain of the BofA Funds, to BlackRock, Inc. From April 16, 2016 to April 17, 2016, the BofA Cash Reserves Capital Class was reorganized into the BlackRock Liquidity Funds TempFund Institutional Shares managed by BlackRock Advisors, LLC and subsequently invested in the Fidelity Government Portfolio Fund Institutional Shares managed by Fidelity Management & Research Company.

As of December 31, 2017 and 2016, the Plan held investments in BAC common stock totaling $1,993,316,775 and $1,512,172,301, respectively. The Plan earned dividends thereon of $27,044,847 during the year ended December 31, 2017.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

7.	Related Party Transactions (Continued)

Institutional Retirement & Benefit Services (IRBS), a division of Merrill Lynch, Pierce, Fenner and Smith (a subsidiary of the Corporation) performs administrative services for the Plan. The Plan paid direct expenses to IRBS totaling $819,982 during 2017.

The Plan paid direct expenses to BANA totaling $199,198 during 2017.

8.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2017	2016
Net assets available for benefits per the financial statements	$11,838,251,306	$10,029,283,667
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,404,576)	1,478,134
Benefit obligations payable	(1,571,067)	(717,023)

Net assets available for benefits per Form 5500	$11,834,275,663	$10,030,044,778

The following is a reconciliation of total income per the financial statements to the Form 5500 for the year ended December 31, 2017:

Total Plan interest in the the Stable Value Master Trust investment income per the financial statements	$28,114,877
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
End of year	(2,404,576)
Beginning of year	(1,478,134)

Total Plan interest in the Stable Value Master Trust investment income per Form 5500	$24,232,167

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

8.	Reconciliation to Form 5500 (Continued)

The following is a reconciliation of benefits paid to plan participants per the financial statements to the Form 5500 for the year ended December 31, 2017:

Benefits paid to plan participants per the financial statements	$643,327,615
Add: Benefit obligations payable at end of year	1,571,067
Less: Benefit obligations payable at beginning of year	(717,023)

Benefits paid to plan participants per Form 5500	$644,181,659

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

9.	Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Corporation by letter dated April 8, 2015 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving this determination letter.

The Plan administrator believes the Plan as amended is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the trustee, until the participating employee’s account is distributed.

10.	Subsequent Events

In preparing the Plan’s financial statements, subsequent events and transactions have been evaluated for potential recognition. Plan management determined that there are no subsequent events or transactions that require disclosure to or adjustment in the financial statements except as disclosed below:

•	Effective January 1, 2018, the employee welcome contribution was no longer offered to newly-hired employees.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

10.	Subsequent Events (Continued)

•	Effective January 1, 2018, the default elective deferral contribution rate under the automatic enrollment feature for newly-hired employees increased to 3% of covered compensation with automatic annual increases of 1% up to a ceiling of 5%.

•	On January 31, 2018, Standish combined with Mellon Capital Management Corporation and The Boston Company Asset Management to form BNY Mellon Asset Management North America Corporation.

Merrill Lynch & Co. Inc. 401(k) Savings & Investment Plan

EIN 56-0906609 Plan No. 011

Schedule H, Line 4i—Schedule of Assets

December 31, 2017

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares/Units	Current Value
	Money market funds
	FIDELITY	GOVERNMENT PORTFOLIO, INSTITUTIONAL CLASS	48,024,579	$48,024,579

	Total money market funds			48,024,579

	Mutual funds
	BLACKROCK	GLOBAL ALLOCATION FUND CLASS I SHARES	59,487,373	1,178,444,864
	DODGE & COX	STOCK FUND	5,554,727	1,130,997,995
	PIMCO	ALL ASSET FUND INSTITUTIONAL SHARES	18,613,595	226,155,174
	PIMCO	TOTAL RETURN FUND INSTITUTIONAL SHARES	24,792,705	254,621,078
	T ROWE PRICE	INSTITUTIONAL LARGE CAP GROWTH FUND	22,439,044	828,225,119
	VANGUARD	INFLATION PROTECTED SECURITIES FUND INSTITUTIONAL SHARES	8,119,352	84,684,838
	WESTERN ASSET	CORE BOND PORTFOLIO FUND INSTITUTIONAL CLASS I SHARES	13,426,393	170,246,659

	Total mutual funds			3,873,375,727

	Collective investment funds
	BLACKROCK	EQUITY DIVIDEND FUND	28,609,733	574,323,225
	BLACKROCK	LIFEPATH INDEX 2020 FUND O CLASS	1,513,325	23,054,104
	BLACKROCK	LIFEPATH INDEX 2025 FUND O CLASS	2,204,843	35,404,427
	BLACKROCK	LIFEPATH INDEX 2030 FUND O CLASS	1,967,886	33,103,695
	BLACKROCK	LIFEPATH INDEX 2035 FUND O CLASS	1,842,290	32,355,888
	BLACKROCK	LIFEPATH INDEX 2040 FUND O CLASS	1,395,593	25,431,185
	BLACKROCK	LIFEPATH INDEX 2045 FUND O CLASS	1,013,496	19,027,659
	BLACKROCK	LIFEPATH INDEX 2050 FUND O CLASS	678,005	12,993,239
	BLACKROCK	LIFEPATH INDEX 2055 FUND O CLASS	635,125	12,588,499
	BLACKROCK	LIFEPATH INDEX 2060 FUND O CLASS	355,473	4,585,249
	BLACKROCK	LIFEPATH INDEX RETIREMENT FUND O CLASS	916,412	12,985,182
	BLACKROCK	US FUNDAMENTAL LARGE CAP GROWTH FUND	15,432,694	325,861,342
	FIAM	SMALL/MID CORE FUND II	22,179,621	465,550,240
	HAND BENEFITS & TRUST	QS US SMALL CAP EQUITY COLLECTIVE INVESTMENT FUND	33,257,612	341,555,670
	MFS	INTERNATIONAL GROWTH FUND	20,371,348	326,552,715
	STATE STREET	REAL ASSET NL FUND C CLASS	3,315,462	39,659,552
	VANGUARD	INSTITUTIONAL 500 INDEX TRUST	9,542,257	1,013,769,335
	VANGUARD	INSTITUTIONAL EXTENDED MARKET INDEX TRUST	3,126,149	324,650,548
	VANGUARD	INSTITUTIONAL TOTAL BOND MARKET INDEX TRUST	1,355,386	136,053,638
	VANGUARD	INSTITUTIONAL TOTAL INTERNATIONAL STOCK MARKET	2,945,967	308,914,094
	WILMINGTON TRUST, N.A.	TEMPLETON INTERNATIONAL EQUITY COLLECTIVE INVESTMENT TRUST	22,835,641	236,120,528

	Total collective investment funds			4,304,540,014

	Common stock
*	BANK OF AMERICA CORPORATION COMMON STOCK		67,524,281	1,993,316,775

	Total common stock			1,993,316,775

	Total non-Master Trust investments			$10,219,257,095

*	Participant loans	INTEREST RATES RANGING FROM 3.25% TO 9.50%		$113,026,022

* Investment with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-direct.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Date: June 27, 2018	/s/ LYNN COOPER
Senior Vice President Retirement Service Delivery Manager Bank of America Corporation

Exhibit Index

Exhibit No.	Description

23.1	Consent of Morris Davis Chan & Tan LLP, Independent Registered Public Accounting Firm.